UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     ) *

EASTERN VIRGINIA BANKSHARES, INC.

(Name of Issuer)

Common Stock, par value $2.00 per share

(Title of Class of Securities)

277196101

(CUSIP Number)

Castle Creek Capital Partners IV, LP
6051 El Tordo
Rancho Santa Fe, CA 92067
858-756-8300

Copy to:

William J. Ruh

c/o Castle Creek Capital

6051 El Tordo

Rancho Santa Fe, CA 92067

858-756-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 12, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.  The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 277196101	SCHEDULE 13D	Page 2 of 16 Pages

1	NAME OF REPORTING PERSONS Castle Creek Capital Partners IV, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (See Instructions) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,061,225 (1)(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,061,225 (1)(2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,061,225 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (3)
14	TYPE OF REPORTING PERSON (See Instructions) PN (Limited Partnership)

(1) The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2) Castle Creek Capital Partners IV, LP (“Fund IV”) also owns 4,048,670 shares of a newly issued series of non-voting mandatorily convertible non-cumulative preferred stock (“Series B Preferred Stock”) of Eastern Virginia Bankshares, Inc. (the “Company”), which is convertible into shares of common stock, $2.00 par value (“Common Stock”), in connection with certain transfers of such shares of Series B Preferred Stock or if the Company’s Board of Directors has approved such conversion, subject to certain restrictions based on the beneficial ownership of the holder of the shares of Series B Preferred Stock. Since Fund IV does not have the right to acquire such Common Stock and will have no voting or investment power over such Common Stock, those underlying shares of Common Stock are not included in the amount reported herein.

(3) This calculation is based on 10,719,470 shares of Common Stock outstanding as of the close of business on June 12, 2013, which includes 6,069,551 shares of Common Stock outstanding as of May 10, 2013 as reported in its Quarterly Report on Form 10-Q for the quarter that ended March 31, 2013, and 4,649,919 shares of Common Stock that were issued in the Company’s capital raise as reported in its Current Report on Form 8-K that was filed June 13, 2013.

CUSIP No. 277196101	SCHEDULE 13D	Page 4 of 16 Pages

1	NAME OF REPORTING PERSONS Castle Creek Capital IV LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (See Instructions) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC/AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,061,225 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,061,225 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,061,225 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (2)
14	TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company)

(1) The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2) This calculation is based on 10,719,470 shares of common stock, par value $2.00 per share (“Common Stock”), of Eastern Virginia Bankshares, Inc. (the “Company”) outstanding as of the close of business on June 12, 2013, which includes 6,069,551 shares of Common Stock outstanding as of May 10, 2013 as reported in its Quarterly Report on Form 10-Q for the quarter that ended March 31, 2013, and 4,649,919 shares of Common Stock that were issued in the Company’s capital raise as reported in its Current Report on Form 8-K that was filed June 13, 2013.

CUSIP No. 277196101	SCHEDULE 13D	Page 6 of 16 Pages

1	NAME OF REPORTING PERSONS John M. Eggemeyer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (See Instructions) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF/AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,061,225 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,061,225 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,061,225 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN (Individual)

(1) The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2) This calculation is based on 10,719,470 shares of common stock, par value $2.00 per share (“Common Stock”), of Eastern Virginia Bankshares, Inc. (the “Company”) outstanding as of the close of business on June 12, 2013, which includes 6,069,551 shares of Common Stock outstanding as of May 10, 2013 as reported in its Quarterly Report on Form 10-Q for the quarter that ended March 31, 2013, and 4,649,919 shares of Common Stock that were issued in the Company’s capital raise as reported in its Current Report on Form 8-K that was filed June 13, 2013.

CUSIP No. 277196101	SCHEDULE 13D	Page 8 of 16 Pages

1	NAME OF REPORTING PERSONS William J. Ruh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (See Instructions) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,061,225 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,061,225 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,061,225 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN (Individual)

(1) The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2) This calculation is based on 10,719,470 shares of common stock, par value $2.00 per share (“Common Stock”), of Eastern Virginia Bankshares, Inc. (the “Company”) outstanding as of the close of business on June 12, 2013, which includes 6,069,551 shares of Common Stock outstanding as of May 10, 2013 as reported in its Quarterly Report on Form 10-Q for the quarter that ended March 31, 2013, and 4,649,919 shares of Common Stock that were issued in the Company’s capital raise as reported in its Current Report on Form 8-K that was filed June 13, 2013.

Item 1.            Security and Issuer

This statement on Schedule 13D relates to the shares of common stock, par value $2.00 per share (“Common Stock”), of Eastern Virginia Bankshares, Inc., a Virginia corporation (the “Company”).  The address of the principal executive office of the Company is 300 Hospital Road, Tappahannock, Virginia 22560.

Item 2.            Identity and Background

This statement on Schedule 13D is being jointly filed by the parties identified below.  All of the filers of this Schedule 13D are collectively referred to as the “Reporting Persons.”  The Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 1 and incorporated herein by reference.

(a)-(c)  The following are the Reporting Persons: Castle Creek Capital Partners IV, LP, a Delaware limited partnership (“Fund IV”) and a private equity fund focused on investing in community banks throughout the United States of America; Castle Creek Capital IV LLC, a Delaware limited liability company (“CCC IV”), whose principal business is to serve as the sole general partner of, and manage, Fund IV; John M. Eggemeyer, a California resident, a managing principal of Castle Creek Capital LLC (a merchant banking firm specializing in the financial services industry), and a managing principal of CCC IV and William J. Ruh, a California resident, a managing principal of Castle Creek Capital LLC, and a managing principal of CCC IV.  The business address for each of the Reporting Persons is 6051 El Tordo, Rancho Santa Fe, CA 92067.

(d)       During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)        During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)        Each of Mr. Eggemeyer and Mr. Ruh is a citizen of the United States of America.

Item 3.            Source and Amount of Funds or Other Consideration

As more fully described in Items 4 and 6 below, on March 26, 2013, the Company and Fund IV entered into a Securities Purchase Agreement (the “Purchase Agreement”).  Pursuant to the Purchase Agreement, Fund IV purchased 1,061,225 shares of Common Stock and 4,048,670 shares of a newly-issued series of non-voting mandatorily convertible non-cumulative preferred stock (“Series B Preferred Stock” and together with the Common Stock, the “Securities”) of the Company, which is convertible into shares of Common Stock in certain circumstances described in Item 6.  The funds used by Fund IV were obtained from working capital.

Item 4.            Purpose of Transaction

The information set forth in Items 3 and 6 is incorporated herein by reference.

Fund IV acquired the Common Stock in the ordinary course of business because of the belief that the Common Stock represented an attractive investment.

Subject to the limitations imposed by the Purchase Agreement and applicable federal and state securities laws, the Reporting Persons may seek to dispose of the Common Stock (including, without limitation, distributing some or all of the Common Stock to the Reporting Persons’ respective members, partners, stockholder or beneficiaries, as applicable) from time to time, subject to market conditions and other investment considerations.  To the extent permitted by the Purchase Agreement and applicable bank regulatory limitations, each Reporting Person may directly or indirectly acquire additional shares of Common Stock or associated rights or securities exercisable for or convertible into Common Stock, depending upon an ongoing evaluation of its investment in the Common Stock and securities exercisable for or convertible into Common Stock, applicable legal restrictions, prevailing market conditions, liquidity requirements of such Reporting Person and/or other investment considerations.

To the extent permitted under the Purchase Agreement and the passivity commitments that Fund IV has provided to the Board of Governors of the Federal Reserve System (the “Federal Reserve”), described below, the Reporting Persons may engage in discussions with management, the Company’s Board of Directors, other stockholders of the Company and other relevant parties concerning the business, operations, composition of the Board of Directors, management, strategy and future plans of the Company.

Pursuant to the terms of the Purchase Agreement and subject to any applicable approval of the appropriate regulatory authorities, Fund IV is entitled to designate one person (the “Board Representative”) for election to the Board of Directors of the Company and the Board of Directors of EVB, the Company’s banking subsidiary (the “Bank”), for so long as Fund IV and its affiliates beneficially own at least 5% of the outstanding shares of Common Stock (provided that, in making such calculation, (i) the shares of Common Stock issuable upon the conversion of Fund IV’s shares of Series B Preferred Stock will be included in the numerator and the denominator, (ii) all such shares owned by or attributed to other investors who purchased such shares on the closing date of the transactions contemplated by the Purchase Agreement (the “Closing Date”) will be included in the denominator and
(iii) all securities issued by the Company after the Closing Date (other than in connection with an issuance in which Fund IV was offered the right to purchase its pro rata portion of such securities) will be excluded from the denominator) (the “Qualifying Ownership Interest”).  The Purchase Agreement also provides that for so long as Fund IV and its affiliates in the aggregate own a Qualifying Ownership Interest, and do not have a Board Representative currently serving on the Board of Directors of the Company and the Board of Directors of the Bank, the Company will, subject to applicable law, invite a person designated by Fund IV and reasonably acceptable to the Company to attend meetings of the Board of Directors of the Company and the Board of Directors of the Bank in a nonvoting observer capacity (a “Board Observer”).  Pursuant to these provisions, Tony Scavuzzo has been appointed as a Board Observer to the Board of Directors of the Company and the Board of Directors of the Bank.

The foregoing reference to and description of the Purchase Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Purchase Agreement, which is attached hereto as
Exhibit 2 and incorporated herein by reference.

Other than as described in this Item 4, each of the Reporting Persons has no present plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

Item 5.            Interest in Securities of the Issuer

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

(a) and (b)

Reporting Person	Amount Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or Direct the Disposition
Castle Creek Capital Partners IV, LP (1)	1,061,225	9.9%	1,061,225	0	1,061,225	0
Castle Creek Capital IV LLC (2)	1,061,225	9.9%	1,061,225	0	1,061,225	0
John M. Eggemeyer (3)	1,061,225	9.9%	0	1,061,225	0	1,061,225
William J. Ruh (4)	1,061,225	9.9%	0	1,061,225	0	1,061,225

(1)  Fund IV also owns 4,048,670 shares of Series B Preferred Stock, which is convertible into shares of Common Stock in certain circumstances described in Item 6.  Since Fund IV does not have the right to acquire such Common Stock and will have no voting or investment power over such Common Stock, those underlying shares of Common Stock are not included in the amount reported herein.

(2)  CCC IV disclaims beneficial ownership of the Common Stock owned by Fund IV, except to the extent of its pecuniary interest therein.

(3)  Mr. Eggemeyer shares voting and dispositive power over the 1,061,225 shares beneficially owned by Fund IV with Mr. Ruh, due to the fact that each is a managing principal of CCC IV, the sole general partner of Fund IV.  Mr. Eggemeyer disclaims beneficial ownership of the Common Stock beneficially owned by CCC IV and Fund IV, respectively, except to the extent of his pecuniary interest therein.

(4)  Mr. Ruh shares voting and dispositive power over the 1,061,225 shares beneficially owned by Fund IV with Mr. Eggemeyer, due to the fact that each is a managing principal of CCC IV, the sole general partner of Fund IV.  Mr. Ruh disclaims beneficial ownership of the Common Stock beneficially owned by CCC IV and Fund IV, respectively, except to the extent of his pecuniary interest therein.

(c)  Except as set forth in this Schedule 13D, none of the Reporting Persons has engaged in any transaction during the past 60 days involving the securities of the Company.

(d) Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company referred to in this Item 5.

(e)  Not applicable.

Item 6.            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 is incorporated herein by reference.

On March 26, 2013, the Company and Fund IV entered into the Purchase Agreement.  Pursuant to the Purchase Agreement, Fund IV purchased 1,061,225 shares of Common Stock and 4,048,670 shares of Series B Preferred Stock, which is convertible into shares of Common Stock in certain circumstances described below.

The following is a description of certain terms of the Purchase Agreement and the Securities:

Representations and Warranties.  Customary representations and warranties were made by the Company to Fund IV relating to the Company, its business, and the issuance of the Securities as well as customary representations and warranties by Fund IV to the Company.  The Company agreed to indemnify Fund IV for breaches of its representations and warranties, subject to certain limitations.

Board Representation.  Fund IV is entitled to designate the Board Representative for election to the Board of Directors of the Company as well as to the Board of Directors of the Bank for so long as Fund IV and its affiliates own a Qualifying Ownership Interest, subject to satisfaction of all legal and governance requirements regarding service as a director and to the approval of the Company’s Nominating and Corporate Governance Committee.   At the option of the Board Representative, the Board of Directors of the Company will cause the Board Representative to be appointed to the Compensation Committee of the Board of Directors of the Company, and any equivalent committee of the Board of Directors of the Bank, so long as the Board Representative qualifies to serve on such committees under the Company’s or the Bank’s committee charters currently in effect, as applicable, and applicable rules of any exchange on which the Common Stock is then listed, and such service is consistent with the passivity commitments that Fund IV has provided to the Federal Reserve, described below, and would not result in Fund IV being deemed in control of the Company for purposes of the Bank Holding Company Act of 1956, as amended (the “BHC Act”).  For so long as Fund IV and its affiliates in the aggregate own a Qualifying Ownership Interest, and do not have a Board Representative currently serving on the Board of Directors of the Company and the Board of Directors of the Bank, the Company will, subject to applicable law, invite a person designated by Fund IV and reasonably acceptable to the Company to attend meetings of the Board of Directors of the Company and the Board of Directors of the Bank in a nonvoting observer capacity.  Pursuant to these provisions, Tony Scavuzzo has been appointed as a Board Observer to the Board of Directors of the Company and the Board of Directors of the Bank.

Avoidance of Control.  Neither the Company nor any of its subsidiaries will take any action that would reasonably be expected to pose a substantial risk that (i) Fund IV’s equity of the Company (together with any equity of the Company owned by Fund IV’s affiliates (as such term is used under the BHC Act)) would exceed 33.3% of the Company’s total equity, or (ii) Fund IV’s ownership of any class of voting securities (together with the ownership by Fund IV’s affiliates (as such term is used under the BHC Act) of voting securities of the Company) would exceed 9.9% of such class of voting securities, without the prior written consent of Fund IV, or to increase to an amount that would constitute “control” under the BHC Act, the Change of Bank Control Act of 1978, as amended (the “CBC Act”), or any of the rules and regulations promulgated thereunder, or otherwise cause Fund IV to “control” the Company under and for purposes of the BHC Act, the CBC Act or any rules or regulations promulgated thereunder.

Standstill.  The Purchase Agreement places certain restrictions on the ability of Fund IV and its controlled affiliates to take certain actions without the prior written approval of the Company until the earlier of such time as Fund IV no longer owns a Qualifying Ownership Interest and the third anniversary of the Closing Date.  Such restrictions include the ability of Fund IV to (i) in any way acquire, offer or propose to acquire or agree to acquire beneficial ownership of more than 9.9% of the outstanding shares of any class of capital stock of the Company that are entitled to vote in the election of directors (“Voting Securities”); or (ii) bring any action or otherwise contest the validity of the standstill provision of the Purchase Agreement, seek a release of such standstill provision or make a request to amend or waive any provision of such standstill provision.

Registration Rights.  The Company has granted Fund IV customary registration rights with respect to the Securities acquired by Fund IV in connection with the Purchase Agreement.  Pursuant to such registration rights, the Company has agreed to prepare and file with the Securities and Exchange Commission a shelf registration statement covering the resale of the Securities and the shares of Common Stock into which the Series B Preferred Stock is convertible (or, if permitted by securities laws, otherwise designate an existing shelf registration statement to cover the resale of the Securities) as promptly as practicable (and in any event no more than fifteen (15) days) after the Closing Date.

Preemptive Rights.  So long as Fund IV, together with its affiliates, owns 2.0% or more of all of the outstanding shares of Common Stock (provided that, in making such calculation, (i) the shares of Common Stock issuable upon the conversion of Fund IV’s shares of Series B Preferred Stock will be included in the numerator and the denominator, (ii) all such shares owned by or attributed to other investors who purchased such shares on the Closing Date will be included in the denominator and (iii) all securities issued by the Company after the Closing Date (other than in connection with an issuance in which Fund IV was offered the right to purchase its pro rata portion of such securities) will be excluded from the denominator), if at any time after the date the Purchase Agreement was executed the Company makes any public or nonpublic offering or sale of any equity (including Common Stock, preferred stock or restricted stock), or any securities, options or debt that is convertible or exchangeable into equity or that includes an equity component (such as an “equity kicker”) (including any hybrid security) (any such security, a “New Security”) (other than (i) any Common Stock, Series B Preferred Stock or other securities issuable upon the exercise or conversion of any securities of the Company issued or agreed or contemplated (and disclosed to Fund IV in writing) to be issued as of the date the Purchase Agreement was executed; (ii) pursuant to the granting or exercise of employee stock options, restricted stock or other stock incentives pursuant to the Company’s stock incentive plans approved by the Board of Directors of the Company or the issuance of stock pursuant to the Company’s employee stock purchase plan approved by the Board of Directors of the Company or similar plan where stock is being issued or offered to a trust, other entity or otherwise, for the benefit of any employees, officers or directors of the Company, in each case in the ordinary course of providing incentive compensation; (iii) issuances of capital stock as full or partial consideration for a merger, acquisition, joint venture, strategic alliance, license agreement or other similar nonfinancing transaction; (iv) issuance of Common Stock upon exercise of warrants outstanding as of the date the Purchase Agreement was executed; (v) in connection with the Rights Offering (described below); or (vi) in connection with a tax benefits preservation plan adopted by the Company), then Fund IV shall be afforded the opportunity to acquire from the Company for the same price and on the same terms as such securities are proposed to be offered to others, up to the amount of New Securities in the aggregate required to enable Fund IV to maintain its proportionate equivalent interest in the Common Stock immediately prior to any such issuance of New Securities.  Notwithstanding the foregoing, Fund IV will not have the right to purchase New Securities to the extent such purchase would result in Fund IV, together with any other person whose securities of the Company would be aggregated with Fund IV’s securities of the Company for purposes of any bank regulation or law, to collectively be deemed to own, control or have the power to vote securities which (assuming, for this purpose only, full conversion and/or exercise of such securities by Fund IV) would represent more than 9.9% of the Voting Securities or more than 33.3% of the Company’s total equity outstanding.

Rights Offering.  Under the terms of the Purchase Agreement, the Company commenced a rights offering (the “Rights Offering”) to shareholders of record as of a date selected by the Company’s Board of Directors.  Such shareholders have been offered non-transferable rights (“Rights”), with customary oversubscription privileges, to purchase shares of Common Stock at the same per share purchase price of $4.55 used in the private placement to Fund IV for an aggregate offering of up to $5.0 million.  No such shareholder is able to purchase Common Stock by exercising Rights to the extent such shareholder would beneficially own more than 4.9% of the Common Stock, unless such shareholder beneficially owned more than 4.9% of the Common Stock as of the record date for the Rights Offering.  If the Rights Offering is oversubscribed, subscriptions will be reduced proportionately based on the pro rata ownership by each subscribing shareholder of Common Stock outstanding as of the close of business on the record date for the Rights Offering.

Series B Preferred Stock.  The rights, preferences and privileges of the Series B Preferred Stock are set forth in the Articles of Amendment to the Articles of Incorporation of the Company filed by the Company with the Virginia State Corporation Commission on June 10, 2013 (the “Articles of Amendment”).  The Articles of Amendment provide that the holders of Series B Preferred Stock will be entitled to receive dividends and distributions if, as and when declared by the Company’s Board of Directors, in an identical form of consideration and at the same time, as those dividends or distributions that would have been payable on the number of whole shares of the Common Stock that such shares of Series B Preferred Stock would be convertible into.  Each share of Series B Preferred Stock will be convertible into one share of Common Stock, subject to adjustment as set forth in the Articles of Amendment, (i) automatically in the hands of a transferee immediately upon the consummation of a Permitted Transfer (as defined below) or (ii) if the Company’s Board of Directors acting in its sole and absolute discretion has approved the conversion and the conversion would not result in the holder of the shares beneficially owning, together with its affiliates, more than 4.9% (or, in the case of Fund IV and its affiliates and GCP III EVB LLC and its affiliates only, 9.9%) of the outstanding shares of the Common Stock.  A “Permitted Transfer” is either (i) a widespread public distribution, including pursuant to Rule 144 of the Securities Act of 1933, as amended, (ii) a transfer in which no transferee (or group of associated transferees) would receive 2% or more of any class of Voting Securities or (iii) a transfer to a transferee that would control more than 50% of the Voting Securities without any transfer from the transferee.

The foregoing reference to and description of the Purchase Agreement, the Articles of Amendment and the transactions contemplated thereby do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Purchase Agreement and the Articles of Amendment, which are attached hereto as Exhibit 2 and Exhibit 3, respectively, and incorporated herein by reference.

In connection with the Purchase Agreement, Fund IV made certain passivity commitments to the Federal Reserve to ensure that Fund IV and its affiliates will not, among other things, exercise or attempt to exercise a controlling influence over the management or policies of the Company or any of its subsidiaries.  The Commitment Letter is attached hereto as Exhibit 4 and incorporated herein by reference.

Item 7.            Material to Be Filed as Exhibits

Exhibit	Description
Exhibit 1	Joint Filing Agreement, dated as of June 21, 2013, by and among Castle Creek Capital Partners IV, LP, Castle Creek Capital IV LLC, John M. Eggemeyer and William J. Ruh.
Exhibit 2

Securities Purchase Agreement, dated as of March 26, 2013, by and between Eastern Virginia Bankshares, Inc. and Castle Creek Capital Partners IV, LP (incorporated by reference to Exhibit 10.1 to Eastern Virginia Bankshares, Inc.’s Current Report on Form 8-K filed on March 28, 2013).

Exhibit 3

Articles of Amendment to the Articles of Incorporation of Eastern Virginia Bankshares, Inc. (incorporated by reference to Exhibit 3.1 to Eastern Virginia Bankshares, Inc.’s Current Report on Form 8-K filed on June 14, 2013).

Exhibit 4	Passivity Commitment Letter from Castle Creek Capital Partners IV, LP (and certain of its affiliates) to the Board of Governors of the Federal Reserve.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the following certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 21, 2013

CASTLE CREEK CAPITAL PARTNERS IV, LP

By:	/s/ William J. Ruh
Name:	William J. Ruh
Title:	Managing Principal

CASTLE CREEK CAPITAL IV LLC

By:	/s/ William J. Ruh
Name:	William J. Ruh
Title:	Managing Principal

JOHN M. EGGEMEYER

By:	/s/ John M. Eggemeyer
Name:	John M. Eggemeyer

WILLIAM J. RUH

By:	/s/ William J. Ruh
Name:	William J. Ruh

EXHIBIT INDEX

Exhibit	Description
Exhibit 1	Joint Filing Agreement, dated as of June 21, 2013, by and among Castle Creek Capital Partners IV, LP, Castle Creek Capital IV LLC, John M. Eggemeyer and William J. Ruh.
Exhibit 2

Securities Purchase Agreement, dated as of March 26, 2013, by and between Eastern Virginia Bankshares, Inc. and Castle Creek Capital Partners IV, LP (incorporated by reference to Exhibit 10.1 to Eastern Virginia Bankshares, Inc.’s Current Report on Form 8-K filed on March 28, 2013).

Exhibit 3

Articles of Amendment to the Articles of Incorporation of Eastern Virginia Bankshares, Inc. (incorporated by reference to Exhibit 3.1 to Eastern Virginia Bankshares, Inc.’s Current Report on Form 8-K filed on June 14, 2013).

Exhibit 4	Passivity Commitment Letter from Castle Creek Capital Partners IV, LP (and certain of its affiliates) to the Board of Governors of the Federal Reserve.

Exhibit 1

JOINT FILING AGREEMENT

            The undersigned hereby agree that this statement on Schedule 13D, dated June 21, 2013, with respect to the common stock, par value $2.00 per share, of Eastern Virginia Bancshares, Inc., a Virginia corporation, is, and any amendments hereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: June 21, 2013

CASTLE CREEK CAPITAL PARTNERS IV, LP

By:	/s/ William J. Ruh
Name:	William J. Ruh
Title:	Managing Principal

CASTLE CREEK CAPITAL IV, LLC

By:	/s/ William J. Ruh
Name:	William J. Ruh
Title:	Managing Principal

JOHN M. EGGEMEYER

By:	/s/ John M. Eggemeyer
Name:	John M. Eggemeyer

WILLIAM J. RUH

By:	/s/ William J. Ruh
Name:	William J. Ruh